KEFEI LI DIRECT DIAL +8610 5905 5610 +86135 1106 5480 DIRECT FAX +8610 6505 5360 EMAIL ADDRESS kefei.li@sidley.com	SIDLEY AUSTIN LLP 盛德国际律师事务所 SUITE 608, TOWER C2, ORIENTAL PLAZA, NO.1 EAST CHANG AN AVENUE, DONG CHENG DISTRICT, BEIJING — TEL: +86 10 5905 5588 FAX: +86 10 6505 5360 February 13, 2019

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WASHINGTON, D.C.

Christopher Dunham, Staff Attorney

Erin Purnell, Staff Attorney

William Schroeder, Staff Accountant

Benjamin Phippen, Staff Accountant

Re:	Puyi Inc.
Registration Statement on Form F-1 (333-228510)

Dear Mr. Dunham, Ms. Purnell, Mr. Schroeder and Mr. Phippen,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2019. Concurrently with the submission of this letter, the Company is filing herewith the Amendment No. 4 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement in the week of February 25, 2019, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

* * *

Amendment No. 3 to Registration Statement on Form F-1 filed February 5, 2019

General

1.	We note your revised disclosure that two ADSs represent three ordinary shares, as well as your estimated offering range of $6 to $7.50 per ADS for gross proceeds up to approximately $50 million. Accordingly, please revise to:

	●	Clarify whether individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded;
	●	Disclose the material impacts of one ADS representing one and one half of your ordinary shares (e.g. the treatment of fractional shares of your ordinary shares by the depositary and/or under your second amended and restated memorandum and articles of association); and
	●	Register the maximum number of securities which may be sold in your offering.

In response to the Staff’s comment, the Company advises the Staff that:

●	individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded;

●	the Company has updated the disclosure on p. 127 of the F-1 under the “Description of the American Depositary Shares” to disclose that the Depositary cannot issue fractional ADSs and accordingly will accept deposits of shares only in such numbers as will result in a whole number of ADSs being issued. This restriction has also been added to Section 2.3 (Deposits) in the deposit agreement.

Provided that no fractional ADSs will be issued, the Depositary can accept deposit of fractional shares and deliver fractional shares upon withdrawal or cancellation in the same manner as whole shares as described in the existing disclosure under “Description of the American Depositary Shares.” This has been reflected in the revisions to the definition of “Shares” in Section 1.37 of the Deposit Agreement and to Section 2.6 of the Deposit Agreement.

The treatment of fractional shares is addressed in Article 19 of the Company’s Second Amended and Restated Memorandum and Articles of Association, which provides:

“The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.”

●	as disclosed in the Amendment No. 3 to the Registration Statement filed on February 5, 2019, the underwriter is selling the Company’s ADSs in this offering on a best efforts basis, the minimum offering amount is $30,000,000 and the maximum offering amount is $40,000,000, with offering price between $6.0 and $7.5 per ADS. As a result, the minimum number of securities may be sold in this offering equals to the number of minimum offering amount ($30,000,000) divided by the high end of the price range ($7.5), which would be 4,000,000 ADSs; the maximum number of securities may be sold in this offering equals to the number of maximum offering amount ($40,000,000) divided by the low end of the price range ($6.0), which would be 6,666,668 ADSs. The Company would not change the maximum offering amount.

The Company has revised the disclosure on page 127 of the Registration Statement accordingly.

Prospectus Summary, page 1

2.	Please revise your Prospectus Summary to disclose that Mr. Yu Haifeng will remain your majority shareholder following your initial public offering and that he will be able to exert substantial influence over your company as a result. In this regard we note your revised disclosure estimating that Mr. Yu Haifeng will beneficially own at least 84.3% of your outstanding share capital even if you sell the maximum number of securities in this offering. Please further address here and in your risk factors whether you will be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and disclose the material impact on shareholders.

In response to the Staff’s comment, the Company has added disclosure related to its status as a “controlled company” following this following on pages 5, 6 and 21 of the Registration Statement.

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.	We note your deposit agreement attached as Exhibit 4.5 includes jury trial waivers in both Section 7.6 and paragraph (25) of Exhibit A. Please revise your deposit agreement to state that despite agreeing to these provisions, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder. In this regard we note your response to comment 3 in our letter dated November 20, 2018 as well as your disclosure on page 37.

In response to the Staff’s comment, the Company draws the Staff’s attention to Section 5.2 (Exoneration) of the deposit agreement filed as Exhibit 4.5 on February 5, 2019, which provides that “No disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of this Deposit Agreement.”

This language was discussed and agreed with the Staff on a conference call on September 4, 2018 between the Depositary, its counsel and the Staff in connection with the initial public offering of NIO Inc. This conversation included both the Staff examiner and the examiner’s supervisor in that matter. In connection with that discussion and to clarify that the company and Depositary have to comply with the Securities Act and Exchange Act, the Depositary’s form of deposit agreement was revised as set forth above.

The Company also draws the Staff’s attention to the revised disclosure on page 37 to precisely reflect the language agreed in Section 5.2 (Exoneration).

* * *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 10 5905 5610 or via email at Kefei.li@sidley.com. Questions relating to accounting and auditing matters of the Company may also be directed to audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at (86) 20-3877-1089, or by email charles.yin @marcumbp.com.

Very truly yours,

/s/ Kefei Li

Kefei Li

Enclosures

cc:	Haifeng Yu, Chief Executive Officer, Puyi Inc.
Hu Anlin, Chief Financial Officer, Puyi Inc.
Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP

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